FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 May 2010

NOTICE OF REDEMPTION BY

HSBC CAPITAL FUNDING (DOLLAR 1) L.P. ('THE LIMITED PARTNERSHIP')

NOTICE TO HOLDERS OF THE US$1,350 MILLION 9.547 PER CENT NON-CUMULATIVE STEP-UP PERPETUAL PREFERRED SECURITIES (THE 'PREFERRED SECURITIES') ISSUED BY THE LIMITED PARTNERSHIP ON 17 APRIL 2000 (REG S ISIN: USG4637HAA61 AND RULE 144A ISIN: US40427LAA26)

Notice is hereby given to the holders of the Preferred Securities that, pursuant to the terms and conditions of the 9.547 per cent Non-cumulative Step-up Preferred Securities, HSBC (General Partner) Limited, in its capacity as general partner of the Limited Partnership, will exercise its right to redeem all of the Preferred Securities on 30 June 2010.

Accordingly, on 30 June 2010 all of the Preferred Securities issued by the Limited Partnership shall be redeemed in whole for cash at a redemption price equal to the Optional Redemption Price (as such term is defined in the Limited Partnership Agreement relating to the Preferred Securities).

Investor enquiries to:

Nick Turnor

Head of Debt Investor Relations

Telephone: +44 (0) 20 7992 5501

Mobile: +44 (0) 7801 933245

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 25 May 2010